I, David D. Jones, Secretary of American Pension Investors Trust (“Trust”), hereby certify that a majority of the Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust, as defined by the Investment Company Act of 1940 (“Independent Trustees”) adopted the following resolutions effective June 26, 2013:

RESOLVED, that, having considered all relevant factors, including, but not limited to, the value of the aggregate assets of the Portfolios to which an employee may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the portfolio securities of the Portfolios, the Trustees have determined that the Trust’s purchase of the fidelity bond issued by St. Paul Fire and Marine Insurance Company of the Travelers Group is in the best interests of the Trust and each Portfolio, and they hereby approve and ratify such renewal; and be it

FURTHER RESOLVED, that Fidelity Bond Number ZBN14R9124213N2 (“Fidelity Bond”) issued by St. Paul Fire and Marine Insurance Company in aggregate coverage amount of $1,000,000, which exceeds the minimum coverage amounts required under applicable rules be approved; and be it

FURTHER RESOLVED, that the portion of the premium to be paid by each Portfolio for coverage under the Fidelity Bond for the period June 26, 2013 through June 26, 2014, as set forth in the table below, is hereby approved, taking all relevant factors into account including, but not limited to, the number of the other parties named as insureds, the nature of the business activities of such parties, the amount of the bond, the amount of the premium for such bond, the ratable allocation of the premium among all parties named as insured and the extent to which the share of the premium allocated to a Portfolio is less than the premium such Portfolio would have had to pay if it had provided and maintained a single insured bond.

Portfolio Premium

Capital Income Fund	$112
Growth Fund	$180
Income Fund	$2,382
Core Income Fund	$79
Value Fund	$92
Master Allocation Fund	$132

Total Premium =	$2,977; and be it

FURTHER RESOLVED, that the Trust’s approval of the Fidelity Bond be, and hereby is, approved and ratified and the payment of such premiums by any officer of the Trust be, and it hereby is, approved and ratified; and be it

FURTHER RESOLVED, that in the event recovery is received under the Fidelity Bond as a result of a loss sustained by the Trust, each Portfolio shall receive an equitable and proportionate share of the recovery; and be it

FURTHER RESOLVED, that appropriate officers of the Trust be, and each of them hereby is, authorized to execute and deliver such documents and directed to make such regulatory filings as may be necessary to effect the fidelity bond coverage contemplated hereby in accordance with the 1940 Act, the rules thereunder and the Trust’s By-Laws; and be it

FURTHER RESOLVED, that the Secretary or the Chief Financial Officer of the Trust be, and each hereby is, directed and authorized to make filings and give notices required by Rule 17g-1(g) and (h) under the 1940 Act.

By:	/s/ David D. Jones
David D. Jones, Secretary
American Pension Investors Trust